UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CRANE NXT, CO.
(Exact name of registrant as specified in its charter)

Delaware	1-1657
(State or other jurisdiction of incorporation or organization)	Commission File Number

950 Winter Street 4th Floor, Waltham, MA	02451
(Address of principal executive offices)	(Zip code)

Bianca Shardelow, 610-430-2510
(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosures:

The Conflict Minerals Report for the calendar year ended December 31, 2022 is included as Exhibit 1.01 and may be found on our website at:

https://investors.cranenxt.com/corporate-governance/

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 30, 2023

CRANE NXT, CO.
(Registrant)

By: /s/ Bianca Shardelow
Bianca Shardelow Vice President, Controller Chief Accounting Officer